

10010089

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of February 2010

000-29880

(Commission File Number)

Virginia Mines Inc.

(Translation of registrant's name into English)

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 2/11/2010
Form 6-K

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1
Rapport Technique et Recommandations Projet Wahemen, Mines Virginia, Février 2010, préparé par Mathieu Savard, B.Sc., Geo, Géologue de Projet Sénior, Mines Virginia with an English Summary page.

8 paper copies.

ITEM 1 : PAGE TITRE

Rapport Technique et Recommandations
Projet Wahemen

MINES VIRGINIA
Février 2010

Préparé par:

Mathieu Savard, B.Sc., Geo
Géologue de Projet Sénior
Mines Virginia Inc.

ITEM 2: TABLE DES MATIÈRES

LISTES DES TABLEAUX

LISTE DES FIGURES

LISTE DES ANNEXES

Wahemen Project

The original report is in French and filed on SEDAR (www.sedar.com).

SUMMARY REPORT

The carrying out of several work programs on the Trieste volcano-sedimentary belt (Province of Quebec, Canada) and the discovery of two strong arsenic anomalies in bottom-lake sediments justified additional prospecting on the Wahemen property in 2007. Subsequently, a program of till sampling and prospecting was conducted in 2009. Work led to the discovery of a gold showing grading **1.18 g/t Au** and allowed for the detection of numerous till gold anomalies. A till sampling program was carried out as well as prospecting in 2009. Results are reported in the 43-101 compliant report filed on SEDAR on February 10, 2010.

ITEM 3: RÉSUMÉ

Suite à de nombreux travaux d'exploration effectués sur la bande volcano-sédimentaire de Trieste depuis 1998 et considérant le fait que deux très fortes anomalies en arsénic dans les sédiments de fond de lac se retrouvaient dans le secteur, de la prospection supplémentaire a été effectuée en 2007 sur la propriété Wahemen. Subséquemment, en 2009, une campagne d'échantillonnage de till ainsi que de la prospection furent réalisés sur cette propriété ce qui mena à la découverte d'un indice aurifère en place titrant **1.18 g/t Au** ainsi qu'à la détection de plusieurs anomalies d'or dans les tills.

ITEM 4: INTRODUCTION

Depuis 1998, des travaux de reconnaissance limitée ont été effectués dans le secteur de la propriété Wahemen. À l'exception d'anomalies d'arsénic provenant des fonds de lac, peu de résultats encourageants avaient été obtenus de la propriété Wahemen mis à part la cartographie de roche favorable en 2007. En 2009, un programme d'échantillonnage systématique de sédiments glaciaire (till) a été réalisé ainsi que de la prospection sur la propriété Wahemen. Les résultats du levé ainsi que de la prospection sont présentés dans le présent rapport qui a été préparé selon les standards 43-101F1 tel que requis par la norme 43-101.

ITEM 5: RECOURS À D'AUTRES SPÉCIALISTES

L'auteur Mathieu Savard, B.Sc en géologie et géologue de projet Sénior chez Mines Virginia, a supervisé les travaux de terrain conduit par Mines Virginia et Services Technique Géonordic sur la propriété Wahemen. Le levé de till a été réalisé avec la collaboration des consultants Inlandsis de Montréal et les Servives Techniques Géonordic de Rouyn-Noranda.

ITEM 6: DESCRIPTION ET EMPLACEMENT DU TERRAIN

La propriété Wahemen est située dans le centre de la province du Québec au Nord-Ouest des Monts Otish. Elle chevauche les feuillets SNRC 33H07 et 33H08. Elle est située à 61 kilomètres au Sud de la pourvoirie Mirage et à 90 kilomètres au SSE de l'aéroport de LG-4. Elle est seulement accessible par voie aérienne. Les travaux sur la propriété ont été réalisés à partir du campement Noella situé à 50 kilomètres au NE.

La propriété Wahemen est détenue à 100% par Mines Virginia et couvre une superficie de 20 kilomètres carrés constituée de 39 cellules désignées (claims) (Voir annexe 2).

ITEM 7: ACCESSIBILITÉ, CLIMAT, RESSOURCES LOCALES, INFRASTRUCTURES, GÉOGRAPHIE PHYSIQUE.

La propriété est accessible par hydravion ou par hélicoptère à partir de la pourvoirie Mirage. La région est caractérisée par un relief assez plat avec quelques collines arrondies. La taïga caractérise la végétation dans ce secteur. Aucune infrastructure n'est présente dans le secteur pour l'instant.

ITEM 8: HISTORIQUE

Le tableau 1 résume les travaux d'exploration effectués dans les feuillets SNRC 23D et 33H

Tableau 1: Sommaire des travaux d'exploration dans les feuillets SNRC 23D and 33H

Commission Géologique du Canada (1959) - Cartographie de Reconnaissance à l'échelle 1: 253 440 (Duffel and Roach, 1959). Commission Géologique du Canada (1966) - Cartographie de Reconnaissance à l'échelle 1: 1 000 000 (Eade, 1966). SDBJ (1978) - Levé de sediments de fond de lac dans le secteur du lac Nitchequon (SDBJ, 1978). Placer – Eldor Ressources (1983) - Cartographie , prospection, échantillonnage et levé géophysique dans le Feuillet 23D dans la région de la rivière Eastmain. Kingswood Exploration 1985 Ltd. (1990) - Cartographie de reconnaissance, prospection, échantillonnage et levé géophysique dans le Feuillet 23D dans la région de la rivière Eastmain. Kingswood Exploration 1985 Ltd. (1992) - Levé géophysique et campagne de forage sur le projet Eastmain, Région du lac Harbour (Beesley, 1992). SOQUEM (1994-1995) - Différents travaux de terrain incluant de la prospection, de la cartographie, des levés géophysiques et du forage sur la propriété de la rivière Eastmain.(40 349) (Francoeur et Chapdelaine, 1995; Chapdelaine, 1995 et Birkett, 1995).

Ministère des Ressources Naturelles du Québec (1996) - Levé de sediments de fond de lac dans la region du lac Nitchequon (Choinière et Leduc, 1996). Mines d'Or Virginia Inc. - Cambior JV (1998-2001) - Différents travaux de terrain incluant de la prospection, de la cartographie, des levés géophysiques et du forage sur les permis d'exploration 1422, 1451 et 1421 (Noella) et dans les environs.
Mines d'Or Virginia Inc. (2002-2005) - Différents travaux de terrain incluant de la prospection, de la cartographie, des levés géophysiques et du forage sur les permis d'exploration 1422, 1451 and 1421 (Noella) et dans les environs. Mines Virginia Inc (2007-2008) - Prospection dans le secteur de la propriété Nichicun (Grenier et al, 2008)

ITEM 9: CONTEXTE GÉOLOGIQUE

Les descriptions sur la géologie régionale qui suivent proviennent essentiellement du rapport de Lamothe et al. (2000) et Hocq (1985). La région étudiée se retrouve dans la province du Supérieur à la jonction des 4 domaines lithotectoniques suivants: les sous-provinces de La Grande, d'Ashuanipi, d'Opinaca et d'Opatica. La région est caractérisée par la présence de tonalites et de granites contenant plusieurs bandes de ceintures de roches vertes dont les dimensions varient de kilométrique à pluri-kilométriques.

La propriété Wahemen se retrouve dans la ceinture volcano-sédimentaire de Trieste à l'extrémité Est de la sous-province de La Grande. Elle se compose essentiellement d'amphibolites d'origine basaltique. La ceinture volcano-sédimentaire de Trieste s'étend sur une distance d'environ 50 kilomètres selon un axe NE-SW et a une puissance moyenne de 4 kilomètres. La séquence volcanique est encaissée dans des unités de gneiss quartzo-feldspathique d'origine sédimentaire. De multiples intrusions syn à post tectoniques contrôlent la géométrie des assemblages volcano-sédimentaires.

La propriété Wahemen est traversée par un système d'esker orienté à 240 , recoupant un relief dominé, en apparence, par le roc sous-jacent. Le dernier écoulement glaciaire (selon Prest *et al.*

1967) était dirigé vers le sud-ouest (230°-260°). La couverture meuble est dominée par les tills (Fulton 1995), facilitant l'application du traçage d'indicateurs dans les sédiments glaciaires.

ITEM 10: TYPES DE GITES MINÉRAUX

Ne s'applique pas à ce rapport.

ITEM 11: MINÉRALISATION

Durant la phase de prospection, quelques échantillons minéralisés ont été recueillis. Deux échantillons ont retourné des valeurs significatives en or. Ces valeurs sont rapportés dans le tableau 4 de la section suivante. Les minéralisation aurifères observés n'ont pas encore été catégorisé selon un type de gisement précis étant donné l'état préliminaire du projet.

ITEM 12: TRAVAUX D'EXPLORATION

12.1 Levé de sédiments glaciaires (tills)

La propriété Wahemen a été entièrement couverte en 2009 par une campagne systématique d'échantillonnage des sédiments glaciaires. Au cours de cette campagne de reconnaissance, 46 échantillons de 15 kilogrammes ont été prélevés avec un espacement de 200 à 300 mètres le long de trois traverses perpendiculaires à l'écoulement glaciaire et espacées entre elles d'environ deux kilomètres (Figure 5). Le levé a été réalisé en collaboration avec les Consultants Inlandsis de Montréal et par Services Techniques Géonordic de Rouyn-Noranda pour Mines Virginia.

Les résultats du levé de 2009 sont présentés à l'Annexe 5 et 6 et les statistiques géochimiques du till sont présentées au tableau 2. Les meilleurs résultats du levé incluent trois comptes de 24, 14 et 9 grains d'or visibles, les deux plus élevés comportant chacun 6 grains délicats (tableau 3). Par contre, les niveaux obtenus pour l'or à l'analyse de la fraction dense demeurent inférieurs au seuil d'intérêt de 1 ppm Au. Toutefois, l'échantillon WM09-028 fait exception car la taille des 9 grains d'or observés totalise l'équivalent de 4089 ppb Au, bien que cet estimé n'a pu être corroboré par l'analyse car la fraction dense étant insuffisante pour permettre le titrage de l'or par pyroanalyse. D'autre part, 10 échantillons s'avèrent légèrement anomaliques ayant retourné de 0.10 ppm Au à 0.38 ppm Au (Tableau 3) à l'analyse. Les comptes de 24 et 14 grains d'or proviennent de tills de fond matures alors que les 9 grains discutés précédemment ont été découverts dans un till graveleux à proximité d'un esker où l'échantillon (WM09-029) a retourné une teneur de 0.324 ppm Au. Tous les comptes élevés de grains d'or visible ainsi que la plupart des résultats anomaliques proviennent du centre de la propriété où ils forment une traînée de dispersion aurifère orientée à 250°, laquelle a été intersectée par les trois traverses d'échantillonnage. Cette traînée s'associe à des anomalies de Mo, Pb, La, Th, P, Ag, Fe, Mn et Ti possiblement enrichis sous le même régime hydrothermal.

Tableau 2. Statistique sur la géochimie de la fraction dense des tills.

Élm.*	unité	n	dét	min	moy	max	éct	seuil
Au	ppm	44	0.001	0.01	0.07	0.382	0,11	0.391
Ag	ppm	46	0.5	0.5	3.8	7.3	1.26	7.57
Al	%	46	0.01	3.17	3.79	5.64	0.47	5.187
As	ppm	46	5	5	5.72	20	2.46	13.11
Ba	ppm	46	10	20	27	50	8.13	51.34
Be	ppm	46	0.5	0.5	0.96	1.4	0.23	1.64
Bi	ppm	46	2	2	3.41	43	6.21	22.03
Ca	%	46	0.01	2.29	5.19	7.04	1.08	8.432
Cd	ppm	46	0.5	0.5	0.73	1.3	0.24	1.465
Co	ppm	46	1	26	34.9	56	5.71	52.01
Cr	ppm	46	1	146	171	193	11.5	205.1
Cu	ppm	46	1	2	9.93	21	4.41	23.16
Fe	%	46	0.01	13.8	16	19.35	1.18	19.51
K	%	46	0.01	0.06	0.13	0.19	0.03	0.211
La	ppm	46	10	260	579	1970	330	1569
Mg	%	46	0.01	3.02	5.11	6.24	0.72	7.272
Mn	ppm	46	5	5320	7172	10900	1164	10663
Mo	ppm	46	1	2	3.46	9	1.21	7.074
Na	%	46	0.01	0.1	0.27	0.38	0.06	0.452
Ni	ppm	46	1	22	46.7	65	9.63	75.64
P	ppm	46	10	690	1120	2670	369	2228
Pb	ppm	46	2	24	53.5	157	24.7	127.5
S	%	46	0.01	0.01	0.03	0.2	0.04	0.152
Sb	ppm	46	5	5	14.7	48	7.84	38.21
Sc	ppm	46	1	69	78.5	91	4.52	92
Sr	ppm	46	1	126	204	293	32	299.9
Th	ppm	46	20	140	320	1100	186	877.4
Ti	%	46	0.01	2.84	4.18	7.97	0.91	6.898
V	ppm	46	1	174	210	259	19	266.9
W	ppm	46	10	10	37.8	650	96.2	326.4
Zn	ppm	46	2	178	201	234	11.7	235.6

*Élm = élément chimique, unité de concentration, n = nombre de détermination, dét = limite de détection, min= valeur minimum, moy = moyenne obtenue, max = valeur maximum, éct = écart-type, seuil = seuil d'intérêt calculé à partir de la moyenne plus 3 écart-types, sauf pour l'or. Les concentrations pour Tl et U sont demeurées inférieures à la limite de détection pour l'ensemble des échantillons.

Tableau 3. Meilleurs résultats d'analyse des sédiments glaciaire

Échantillon #	Dépôt	OV* (ng)	Dél (ng)	éq (ppb)	Au (ppm)	Mo (ppm)	Pb (ppm)	La (ppm)	Th (ppm)	P (ppm)	Ag (ppm)	Fe (%)	Mn (ppm)	Ti (%)
WM09-001	till	14	6	13	0.23	3	42	410	230	920	3.6	15.4	6510	3.7
WM09-007	till	2	0	12	0.12	4	54	580	320	1460	4	15.8	6820	4
WM09-010	till	1	0	40	0.18	4	60	610	350	1170	5.8	16.4	7490	4.4
WM09-011	till	24	6	453	0.20	4	83	1010	540	1120	7.3	18.8	10900	8
WM09-017	till	1	0	118	0.21	3	41	430	240	870	2.9	15	6440	3.7
WM09-018	till	1	0	25	0.30	3	43	440	240	960	3.8	15.5	6530	3.9
WM09-028	till gvx*	9	1	4089	NSS	4	46	440	250	830	2.1	16	7310	3.6
WM09-029	esker	2	0	231	0.32	9	157	1970	1090	2670	5.3	18.4	8890	5.1

WM09-039	till	0	0	0	0.13	4	42	410	230	1110	2.8	16	6700	4
WM09-043	till	2	0	4	0.38	3	46	450	250	890	3.9	16.2	6680	4.1
WM09-046	till	2	0	9	0.37	4	51	520	280	1000	4.2	16.3	7200	4.5

*OV = or visible, ng = nombre de grains observés, Dél = délicat, éq = équivalent (ppb) mesuré à partir de la taille des grains d'or observés, Au Ag... = analyse de la fraction dense, gvx = graveleux, NSS = échantillon insuffisant. Les éléments indiqués ici sont ceux qui montrent une association à l'or (Figure xxB).

12.2 Prospection

À la suite du levé de till, une journée de prospection a été effectuée par le personnel de Mines Virginia. Le transport à partir du campement Noella jusqu'à la propriété était assuré par Hélicoptère Canadiens. Au total, 9 échantillons ont été prélevés durant cette phase de prospection. Deux indices minéralisés en or ont été obtenus à partir de ces échantillons. L'échantillon 135389 a retourné une valeur de **1.18 g/t Au** à partir d'un affleurement de basalte contenant des petites bandes métasomatisées et minéralisées en pyrite (1%). La silicification (2%) ainsi que des veinules de carbonate (2%) et de muscovite (1%) constituent les altérations présentes dans les bandes métasomatisées. L'échantillon 135390, provenant d'un bloc erratique de veine de quartz minéralisé en pyrite (1%), chalcopyrite (tr) et en malachite (tr) a, quant à lui, retourné des valeurs de **1.74 g/t Au et de 0.16% Cu**. Le tableau 4 montre les résultats obtenus lors de la phase de prospection.

Tableau 4 : Résultats d'Analyses des Échantillons de Roche

Sample	Voucher	Au_ppm	Ag_ppm	Co_ppm	Cu_ppm	Mo_ppm	S_%
135383	VO09102530	0.01	0.10	35.00	207.00	0.50	0.68
135384	VO09102530	0.01	0.10	10.00	21.00	0.50	0.29
135385	VO09102530	0.04	0.10	22.00	53.00	0.50	2.15
135386	VO09102530	0.01	0.10	33.00	42.00	0.50	0.22
135387	VO09102530	0.02	0.10	26.00	108.00	0.50	0.82
135388	VO09102530	0.11	0.10	4.00	169.00	2.00	2.50
135389	VO09102530	1.18	0.10	181.00	392.00	1.00	5.59
135390	VO09102530	1.74	3.10	14.00	1630.00	4.00	0.25
135391	VO09102530	0.03	0.10	38.00	307.00	0.50	1.84

ITEM 13: FORAGE

Ne s'applique pas à ce rapport.

ITEM 14: MÉTHODE D'ÉCHANTILLONNAGE ET APPROCHE

14.1 Sédiments glaciaires

Les sédiments glaciaires ont été prélevés à l'aide d'une pelle, près de la surface du sol soit entre 0.3 à 0.7 m de profondeur. Les localisations ont été déterminées à l'aide de GPS de poche (Garmin) et les caractères physiques du sédiment ont été décrits à l'aide d'une fiche descriptive standard. Les échantillons ont été prélevés dans des sacs de plastique doublés et identifiés par des numéros d'échantillons inscrits à plusieurs endroits.

14.2 Échantillons de Roche

Les échantillons de roche sont prélevés à l'aide d'un marteau et d'un ciseau ou d'une scie, localisé avec un GPS et mis dans un sac d'échantillon avec un numéro d'identification unique. L'échantillon unique correspond également à un numéro d'affleurement lequel décrit la roche de façon détaillée.

ITEM 15: PRÉPARATION, ANALYSE ET SÉCURITÉ DES ÉCHANTILLONS

15.1 Sédiments glaciaires

Une fois échantillonnés, les sédiments glaciaires ont été expédiés au laboratoire de *Overburden Drilling Management Inc*. à Ottawa pour l'extraction de la fraction dense (40 g à 100 g) sur table vibrante et le comptage des grains d'or visibles. La fraction dense des échantillons a par la suite été soumise au laboratoire d'ALS-Chemex de Val-d'Or pour le titrage de l'or par pyroanalyse sur 30 g de pulpe (ICP-21) et analyse multi-élémentaires pour 34 éléments incluant : Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Y et Zn (ME-ICP61) suivant une digestion multi-acides sur 0.5 g de pulpe. Ce traitement des échantillons entraîne un facteur de concentration considérable pour l'or (500x à 1000x), ce qui implique que des résultats supérieurs à 1 ppm Au constituent des signaux aurifères significatifs.

15.2 Échantillons de Roche

Sécurité des échantillons, entreposage et envoi

Les échantillons collectés sont manipulés par le personnel de Mines Virginia Inc. Dans un premier temps, la croûte d'altération est enlevée avant la mise en sac des échantillons. Les échantillons sont par la suite placés dans des sacs en plastiques individuels avec un numéro d'échantillon spécifique provenant d'un carnet d'analyse. Chaque sac d'échantillon est ensuite placé dans des sacs d'envoi. qui est à son tour scellé avec du ruban adhésif fibré ou des attaches barrés. Les sacs d'envoi sont par la suite acheminés au laboratoire d'analyse par le personnel de Mines Virginia Inc. Les employés du laboratoire prennent alors en charge les échantillons reçus et les analyses pour leur forfait respectif, soit pour le titrage de l'or par pyroanalyse sur 30 g de pulpe (ICP-21) et analyse multi-élémentaires pour 34 éléments incluant : Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Y et Zn (ME-ICP61) suivant une digestion multi-acides sur 0.5 g de pulpe.

Préparation des échantillons de roches et méthode d'analyse

Procédure Au-AA23 et Au-AA24

Un échantillon de pulpe est fusionné dans un fondant d'oxyde de plomb, carbonate de sodium, borax, silice et autres réactifs requis incluant 6 mg d'argent ajouté comme agent collecteur. Le bouton de plomb obtenu est couplé pour produire une bille de métaux précieux.

La bille est digérée dans 0.5 ml d'acide nitrique dilué à l'aide d'un appareil micro-ondes. Par la suite, 0.5 ml d'acide chlorhydrique concentré est ajouté et la bille est digérée par l'appareil micro-ondes à une intensité inférieure. La solution est refroidie et diluée à 4 ml avec de l'eau déminéralisée. La solution est analysée par absorption atomique (AAS) par comparaison aux standards de même matrice.

Procédure ME-AA46

L'échantillon (0.4g) est chauffé dans l'acide nitrique pour une demi-heure. Après avoir laissé refroidir l'acide chlorhydrique est ajouté pour former l'eau régale. Le mélange est chauffé à nouveau pour une heure et demie. L'ajout d'un supprimant est ajouté si le molybdène est demandé. La solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As-Bi-Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Sb-Zn.

Procédure ME-AA62

L'échantillon (0.4g) est chauffé dans l'acide nitrique, perchlorique et fluorhydrique jusqu'à sec. L'acide chlorhydrique est ajouté et la solution est à nouveau chauffée jusqu'à sec. Le résidu est récupéré dans un mélange d'acide chlorhydrique et nitrique et la solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As- Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Pb-Sb-Sr-V-Zn.

Procédure ME-XRF06

L'échantillon préliminaire est soumis à une fusion au méta ou au tétra borate de lithium. Le résidu est ensuite soumis à un faisceau de rayons XRF. Les teneurs sont mesurées par fluorescence spectrométrique. Cette méthode analyse les éléments Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr et Ba reportés sur leurs concentrations sous forme d'oxydes.

ITEM 16: VÉRIFICATION DES DONNÉES

Les données de ce rapport ont été contre vérifiées par le personnel de Mines Virginia mais étant donné le stade très préliminaire de ce projet, aucun programme de vérification par une firme externe n'a été mise en place pour ce projet.

ITEM 17: TERRAINS ADJACENTS

À l'est de la propriété Wahemen, on retrouve la propriété Galinée d'Exploration Midland qui est l'hôte d'indices aurifères titrant jusqu'à 5.22 g/t Au (site web de Midland Exploration). Du côté Ouest, on retrouve un groupe de claims détenu par Exploration Azimut.

ITEM 18: ESSAIS DE TRAITEMENT DES MINERAIS ET ESSAIS METALLURGIQUES

Ne s'applique pas à ce rapport.

ITEM 19: ESTIMATION DES RESSOURCES MINÉRALES ET DES RÉSERVES MINÉRALES

Ne s'applique pas à ce rapport.

ITEM 20: AUTRES DONNÉES ET RENSEIGNEMENT PERTINENTS

ITEM 21: INTERPRETATIONS ET CONCLUSIONS

Les résultats de la prospection ainsi que ceux du levé de till semblent se compléter malgré le peu de données provenant de la prospection. En regardant la figure 7, on peut constater que la source des anomalies de till en or semble en partie s'expliquer par la présence de l'indice aurifère qui a titré 1.18 g/t Au. Cet indice, provenant d'un basalte minéralisé et métasomatisé, pourrait toutefois ne pas expliquer à lui seul les anomalies de till. D'autre part, le boulder de veine de quartz minéralisé ayant retourné des valeurs de 1.74 g/t Au et de 0.16% Cu pourrait également expliquer en partie les anomalies d'or dans les tills. En conclusion, des données supplémentaires nous permettraient de déterminer hors de tout doute la source des tills aurifères.

ITEM 22: RECOMMANDATIONS

Suite aux résultats obtenus à partir du levé de till et en considérant l'explication possible de la source aurifère des tills, il est recommandé de procéder à un levé de till plus détaillé dans la portion NE de la propriété de manière à savoir si le signal de tills aurifères provient bel et bien de l'indice aurifère de la propriété Wahemen. Une phase de prospection systématique d'une dizaine de jours pourrait favoriser la découverte d'indices supplémentaires sur cette propriété, particulièrement dans les secteurs propices tel qu'indiqué par les résultats de till à la figure 6 et 7.

ITEM 23: RÉFÉRENCES

Beesley, T.J., 1992, Repport on Winter 1992 diamond drilling program, Eastmain Project, Harbourg Lake, SOQUEM Option, Northern Quebec. Kingswood exploration 1985 Ltd.

Birkett, T., 1995, Technical Report of winter 1995 diamond drilling program, Eastmain River Project (40349). SOQUEM, 10 pages.

Chapdelaine, M., 1995, Technical Report and Recommendations, Eastmain River Project (40349). SOQUEM, 15 pages.

Chapdelaine, M., 1999, Projet Caniapiscau, Rapport des travaux de reconnaissance automne 1998. Internal Report, Mines d'Or Virginia, 13 pages.

Choinière, J. and Leduc, M., 1996, Analyse pour l'arsenic, l'or, l'antimoine et le tungstène (SNRC 23E). Ministère des Ressources naturelles, Québec, MB 96-29.

Desbiens, H., 1995, Rapport de la prospection et de la cartographie géologique de la propriété Lac Trieste, Baie-James, Québec (33H/ 07-08). Ministère des Ressources naturelles, Québec, GM 53578, 25 pages.

Duffel, S. and Roach, R.A., 1959, Mount Wright, Québec-Newfoundland. Geological Survey of Canada, Map 6-1959.

Eade, K.E., 1966, Fort George River and Kaniapiskau River (west half) Map-Areas, New Quebec. Geological Survey of Canada, Memoir 354, 23 pages.

Francoeur, G. and Chapdelaine, M., 1995, Technical Report and Recommendations, Eastmain River Project (40349). SOQUEM, 17 pages.

Fulton, R.J., 1995, Formations en surface du Canada; Commission géologique du Canada, carte 1880A à l'échelle 1:5 000 000.

Grenier, L., Savard, M., Archer, P. 2008, Technical Report and Recommandations, Reconnaissance Program, Nichicun Project, 62 pages.

Hocq, M., 1985, Géologie de la région des lacs Campan et Cadieu, Territoire-du-Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec, ET 83-05, 178 pages.

Lamothe, D., Leclair, A.D. and Choinière, J., 1998, Géologie de la region du lac Vallard (23C). Ministère des Ressources naturelles, Québec, RG 98-13, 31 pages.

Leclair, A.d., Lamothe, D., Choinière, J. and Parent, M., 1998, Géologie de la region du lac Bermen (23F et 23G). Ministère des Ressources naturelles, Québec, RG 97-11

Prest, V.K., Grant, D.R. and Rampton, V.N., 1967, Carte glaciaire du Canada; Commission Géologique du Canada, Carte 1253A, à l'échelle 1 :5 000 000.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

SDBJ, 1978, Cartes géochimiques des sédiments de lacs de la région de la Baies-James. Ministère des Ressources naturelles, Québec, GM-34039.

Villeneuve, P.-A., 2000, Rapport des travaux 2000, projet Caniapiscau. Internal Report, Mines d'Or Virginia, 27 pages

ITEM 24: DATE ET PAGE DE SIGNATURE

Je, *Mathieu Savard,* certifie que:

- Je suis présentement employé comme Géologue de Projet Sénior chez Mines Virginia Inc., 116 St-Pierre, Bureau 200, Québec, Qc, G1K 4A7.
- Je suis bachelier en géologie des ressources B.Sc. de l' Université du Québec à Montréal depuis 2000.
- Je travaille en exploration minière depuis1997.
- I suis un géologue professionnel enregistré à l'*Ordre des Géologues du Québec,* permis numéro 510.
- Je suis une personne pour le projet Wahemen selon la section 5.1 du formulaire 43-101.
- Je travaille dans la région du projet Wahemen depuis 2000.
- Je suis responsable de la rédaction du présent rapport technique et j'utilise les données générées par Mines Virginia et l'information de différentes sources tel que mentionnées en référence dans ce rapport.
- Je ne suis pas au courant d'information manquante ou de changement majeur qui pourrait affecter la véracité du présent rapport.
- Je ne répond pas au exigence de la section 5.3 du formulaire 43-101 concernant une "personne qualifiée indépendante" étant l'auteur et travaillant pour Mines Virginia.
- J'ai été impliqué dans le projet Wahemen depuis 2000.
- J'ai lu le formulaire 43-101 et j'ai utilisé le modèle 43-101A1 afin de réaliser le présent rapport en respect avec les spécifications et la terminologie.

Signé à Québec le 5 Février 2010.

"Mathieu Savard"

/s/ Mathieu Savard

Mathieu Savard, B.Sc., P. Geo.


GÉOLOGUE / GEOLOGIST
MATHIEU
SAVARD
510
QUÉBEC

ITEM 25: RÈGLES SUPPLÉMENTAIRES POUR LES RAPPORTS TECHNIQUES SUR LES TERRAINS AU STADE DE L'AMÉNAGEMENT ET SUR LES TERRAINS EN PRODUCTION.

Ne s'applique pas à ce rapport.

ITEM 26: ILLUSTRATIONS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada
(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca